U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                              ------------------
                                                               SEC FILE NUMBER
                                                                   0-24701
                                                              ------------------

                           NOTIFICATION OF LATE FILING

                                  (Check One):

                                                              ------------------
                                                                 CUSIP NUMBER
                                                                   149016107
                                                              ------------------

[ X ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB

[ ] Form N-SAR

For period Ended: September 30, 1999............................................
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ...............................................

--------------------------------------------------------------------------------
  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.........................

 ................................................................................

--------------------------------------------------------------------------------

         Part 1 - Registrant information

         -----------------------------------------------------------------------

         Full Name of Registrant

         CATAPULT COMMUNICATIONS CORPORATION

         Address of Principal Executive Office (Street and Number) 160 SOUTH WHISMAN ROAD

         .......................................................................
         City, Sate and Zip Code
         CALIFORNIA, CA 94041

         -----------------------------------------------------------------------

         Part II - Rules 12b-25 (b) and (c)

         -----------------------------------------------------------------------

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [XX] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [XX] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------

Part III - Narrative

--------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K and form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                                                 (Attach Extra Sheets if Needed)

         The Company's independent public accountants, PricewaterhouseCoopers LLP, were not able to provide the required report and consent to file the Report on Form 10-K within the required time period. Such failure to obtain the report and consent of PricewaterhouseCoopers, LLP was due to logistical delays and not to any substantive disagreement concerning the Company's financial disclosures and due to additional time needed to finalize the Form 10-K due to recent significant turnover in financial personnel at the Company.

Part IV - Other Information

--------------------------------------------------------------------------------
     (1) Name and telephone number of person to contact in regard to this notification

       MARK ALLAN NEAL               (650)                  960-1025
--------------------------------------------------------------------------------
            (Name)                (Area Code)           (Telephone number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ] Yes     [X] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CATAPULT COMMUNICATIONS CORPORATION

 ................................................................................
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      December 30, 1999           By:    /s/ Richard A. Karp
           -----------------                  -----------------------------
                                                 (Richard A. Karp)
                                              Vice President of Operations

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

PRICEWATERHOUSECOOPERS

--------------------------------------------------------------------------------

                                                      PricewaterhouseCoopers LLP
                                                      Ten Almaden Boulevard
                                                      Suite 1600
                                                      San Jose, CA 95118
                                                      Telephone (408) 817 3700
                                                      Facsimile (408) 817 5050


December 30, 1999

Dr. Richard A. Karp
Chief Executive Officer
Catapult Communications Corporation
160 South Whisman Road
Mountain View CA 94041


Dear Dr. Karp

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated December 30, 1999.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Catapult Communications Corporation on or before the date the Form 10-K of Catapult Communications Corporation for the year ended September 30, 1999 is required to be filed.


Yours very truly

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP